02052468

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 04 2002
WASH, D.C. 155

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2002

1- CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-1342)
2- CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant's name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
SEP 09 2002
THOMSON
FINANCIAL

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: September 3, 2002

By: Robert V. Horte

Name: Robert V. Horte
Title: Senior Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY

NEWS

Release: Immediate, Sept. 2, 2002

CPR FIRST RAILWAY DESIGNATED LOW-RISK BY CANADA CUSTOMS FOR U.S. IMPORTS

CALGARY – Canadian Pacific Railway has become the first railway in North America to be approved under a new Canada Customs and Revenue Agency program to streamline clearance at the border for imports from the United States.

CPR's approval as a low-risk carrier under the Customs Self-Assessment (CSA) program means shippers who are also approved as low risk will see their goods enter Canada on CPR as if the border did not exist.

Under the program, CSA-approved shippers must use CSA-approved carriers to get the benefit of borderless entry. In addition, the goods being imported must be approved as low risk. CPR is now the only railway on the continent that can offer shippers the opportunity to take advantage of their CSA status while shipping goods into Canada by rail. Eligible goods include finished vehicles, parts for vehicles, food products and other common frequently imported items from the U.S.

"Our low-risk designation under the program means CSA-approved shippers can reduce their costs by shipping on CPR," Robert Ritchie, President and Chief Executive Officer, said. "CPR is now the only carrier on the continent that offers a rail option to shippers that enables them to take full advantage of their CSA status."

The CSA program reduces the cost of compliance with Canada's import regulations. Under the program, approved importers can file monthly summary customs reports on their shipments instead of a report on each shipment. In addition, importers will see improved efficiencies as their goods are delivered directly to their facility without stopping for inspection at the border or waiting to have their goods cleared by customs.

CPR also expects to see benefits from improved freight car velocity as shipments for CSA-approved customers move seamlessly to the customer's siding.

CPR began the rigorous CSA application process 18 months ago. Its application involved an investigation by Canada Customs and Revenue Agency of CPR's documentation and accounting processes, recruiting and hiring practices, human resource policies and security measures. The entire life cycle of rail shipments was also examined in detail. The investigation was followed by a risk assessment.

CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

end

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
Cell: (403) 650-2748
email: len_cocolicchio@cpr.ca

Investment Community
Paul Bell
Vice-President, Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca